SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

ACORN PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004857 10 8

(CUSIP Number)

Michael E. Cahill, Esq. Managing Director and General Counsel The TCW Group, Inc. 865 South Figueroa Street, Suite 1800 Los Angeles, California 90017 (213) 244-0000	John B. Frank Principal and General Counsel Oaktree Capital Management, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of *Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004857 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The TCW Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,478,370

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,478,370

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 49.5%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trust Company of the West

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 830,073

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 830,073

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,073

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO; Banks

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Asset Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,648,297

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,648,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,297

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 32.9%

14.	Type of Reporting Person (See Instructions) CO; IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,648,297

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,648,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,297

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 32.9%

14.	Type of Reporting Person (See Instructions) PN; IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits Fund IIIb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 364,426

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 364,426

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits Fund IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 321,370

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 321,370

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits Plus Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 344,724

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 344,724

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Weyerhaeuser Company Master Retirement Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 358,448

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 358,448

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,448

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits Trust IIIb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 259,472

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 259,472

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Special Credits Trust IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 283,547

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 283,547

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,547

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,890,441

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,890,441

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,441

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 37.7%

14.	Type of Reporting Person (See Instructions) IA; OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,890,441

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,890,441

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,441

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 37.7%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 8 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of The TCW Group, Inc. (“TCWG”), Trust Company of the West (“TCW”), TCW Asset Management Company (“TAMCO”), TCW Special Credits (“Special Credits,” and, together with TCWG, TCW and TAMCO, the “TCW Entities”), TCW Special Credits Fund III, TCW Special Credits Fund IIIb, TCW Special Credits Trust IIIb, TCW Special Credits Trust, Oaktree Capital Management, LLC (“Oaktree”) and OCM Principal Opportunities Fund, L.P. (“Oaktree Fund”) filed with the Securities and Exchange Commission on July 3, 1997 and amended by Amendment No. 1 filed on December 17, 1997, Amendment No. 2 filed on July 15, 1999, Amendment No. 3 filed on July 10, 2001, Amendment No. 4 filed on February 14, 2002, Amendment No. 5 filed on June 19, 2002, Amendment No. 6 filed on December 27, 2002 and Amendment No. 7 filed on February 24, 2003 (“Amendment No. 7”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Acorn Products, Inc., a Delaware corporation (the “Issuer”).  Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

Item 4 is hereby restated in its entirety as follows:

Item 4.	Purpose of Transaction

TCW, the Oaktree Fund, A. Corydon Meyer, John G. Jacob, Gary W. Zimmerman, Carol B. LaScala and CapitalSource Holdings LLC (collectively, the “Participants”), have agreed to contribute 4,567,815 shares of the Common Stock held by them to Acorn Merger Corporation (“Acorn Parent”), a Delaware corporation formed and controlled by the Participants for the purpose of holding the Participants’ current shares of the Issuer and merging with the Issuer.  In return for the contribution of their Common Stock to Acorn Parent (which as of April 4, 2003 and pro forma for the contribution of shares of Company Common Stock thereto immediately prior to a contemplated merger of Acorn Parent with and into Issuer collectively represents 91.2% of the Company’s issued and outstanding shares of Common Stock), the Participants will receive shares of Acorn Parent pursuant to a written agreement executed on February 21, 2003 (as amended pursuant to the First Amendment to Stock Contribution Agreement by and among the Participants, Acorn Parent and Porter.  Wright, Morris and Arthur LLP (as Escrow Agent only) dated as of April 4, 2003 (the “Amendment”) attached hereto as Exhibit 1, the (“Contribution Agreement”).  The contribution of shares will be made in connection with a merger pursuant to which (i) Acorn Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Acorn Parent, the Issuer, and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the Delaware General Corporate Law (“DGCL”)) will be converted into the right to receive $3.50 in cash and (ii) each share of Acorn Parent’s capital stock issued and outstanding immediately prior to the merger will be converted into one share of the common stock of the Issuer (the “Proposed Transaction”).  Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer.

Upon the contribution of Common Stock to Acorn Parent by the Participants, Acorn Parent will execute and file a Certificate of Ownership and Merger (the “Certificate”) with the Secretary of State of Delaware pursuant to which Acorn Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Acorn Parent, the Issuer, and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the DGCL) will be converted into the right to receive $3.50 in cash.  Under the DGCL, because Acorn parent will hold over 90% of the Common Stock, Acorn Parent will have the power to execute and file the Certificate and effect the transactions contemplated thereby without a vote of the Issuer’s board of directors or its stockholders.

The Proposed Transaction, if consummated, contemplates that the Issuer will be the surviving corporation and that the Participants will own all of the outstanding equity interests of the Issuer.  The Participants intend to cause the Issuer to terminate the registration of the Common Stock under Section 12(g) of the Act.  Upon consummation of the Proposed Transaction, the Participants have consented to the consummation of a 40-to-1 reverse stock split of the Common Stock and, further, to an amendment to the Certificate of Incorporation of the Issuer reducing the number of authorized shares of Common Stock from 20,000,000 to 500,000.  In addition, the Participants intend to cause the Common Stock of the Issuer to cease to be listed on the NASDAQ SmallCap Market.  Except as set forth herein, the reporting persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: First Amendment to Stock Contribution Agreement

[SIGNATURES ON FOLLOWING PAGE]

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of this 4th day of April, 2003.

THE TCW GROUP, INC.

/s/ Lazarus N. Sun
Lazarus N. Sun
Authorized Signatory

TRUST COMPANY OF THE WEST

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory

TCW ASSET MANAGEMENT COMPANY

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory

TCW SPECIAL CREDITS

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits

TCW SPECIAL CREDITS FUND IIIb

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS FUND IV

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund IV

TCW SPECIAL CREDITS PLUS FUND

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Plus Fund

TCW SPECIAL CREDITS TRUST IIIb

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IIIb

TCW SPECIAL CREDITS TRUST IV

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IV

WEYERHAEUSER MASTER RETIREMENT TRUST

/s/ Kenneth Liang
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the investment manager of Weyerhauser MRT

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ John Frank
John Frank
Principal and General Counsel

/s/ Vincent J. Cebula
Vincent J. Cebula
Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By: Oaktree Capital Management, LLC
Its: General Partner

/s/ John Frank
John Frank
Principal and General Counsel

/s/ Vincent J. Cebula
Vincent J. Cebula
Managing Director